

U.S. Securities and Exchange Commission
Division of Investment Management

June 10, 2024

VIA E-mail

Mr. Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996

      Re: Variant Alternative Lending Fund
               File Nos. 333-279339, 811-23965

Dear Mr. Deringer:

On May 10, 2024, you filed a registration statement on Form N-2 on behalf of the Variant Alternative Lending Fund (the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

<u>General</u>

1. Please advise whether you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

2. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

3. Please advise if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

4. If a party other than the Fund's sponsor or one of its affiliates is providing the Fund's initial (seed) capital, please identify the party in your response letter and describe their relationship with the Fund.

Cover page

5. Disclosure states that the Fund expects to invest in other investment vehicles "on an opportunistic basis." Please disclose, either here or elsewhere in the prospectus, that the Fund does not expect such investments to constitute more than 15% of net assets.

6. Please add a bolded bullet point stating that the Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as a return of capital, offering proceeds, borrowings, and amounts obtained from the Fund's affiliates that are subject to repayment by investors.

7. When citing to the risk factors, please include a specific page citation to the risk factor regarding leverage.

8. Please modify the Total Offering table to reflect as necessary any minimum and maximum offering amounts and to include a termination date, and confirm that no funds will be held in escrow.

Fund Fees and Expenses, page 6

9. The Fund's investment management fee shown in the fee table should be reflected on the basis of net assets. The fund's management fee is equal to 1.00% of managed assets. Please confirm that the investment management fee reflects the fund's anticipated use of leverage and is shown on the basis of net assets.

Investment Strategies and Overview of Investment Process, page 9

10. Please disclose a basis for investors to assess the expertise and experience of the Investment Manager with respect to foreign investments. See Guide 9 in the Guidelines for Form N-2.

11. Please confirm that the fee table will include expenses associated with the short selling described in this section, either as part of the "Fees and Interest Payments on Borrowed Funds" line item or as a separate line item.

The Investment Manager, page 35

12. Please disclose the names of the persons who control the Investment Manager, the basis of such control, and the general nature of their business. See Item 9.1.b of Form N-2.

13. The prospectus states "[p]ursuant to the Investment Management Agreement, the Fund pays the Investment Manager a monthly Investment Management Fee equal to 1.00% on an annualized basis of the Fund's NAV of the average monthly "Managed Assets"

of the Fund." Please clarify whether the fee is a percent of net asset value or managed assets.

Investment Management Fee, page 36

14.   Disclosure states that the Investment Manager will receive a fee based on the average monthly value of Managed Assets. If this disclosure remains, please advise how derivatives will be valued for purposes of determining "Managed Assets" and confirm that the Fund will not use the notional value of its derivative investments for purposes of determining Managed Assets.

Fund Expenses, page 39

15.   Disclosure states that the expenses of the Fund include fees associated with "the offering and issuance of shares." Please revise this disclosure to clarify that this includes the organizational expenses of the Fund.

16.   Please include an estimate in the prospectus, detailing the organizational and offering costs associated with the registration.

17.   Please include disclosure detailing the accounting for the organizational costs of the Fund.

18.   Please confirm that these expenses are subject to the Expense Limitation and Reimbursement Agreement. Also, please revise the disclosure to specify whether these expenses are subject to that agreement or excluded therefrom.

19.   Please confirm how the Fund's formation transaction will take place. Will the Fund be formed by converting a private fund? If so, as required by Reg. S-X, Rule 6-11, please ensure that audited GAAP compliant financial statements, with a Reg. S-X Rule 12-12 compliant schedule of investments, is included. If the fund will be seeded, please included audited seed financial statements in compliance with Form N-2 instructions.

Tender/Repurchase Procedures, page 44

20.   The second paragraph of this section contains a reference to a repurchase fee, but there doesn't appear to be any other disclosure about this fee, and the fee table indicates that there are no repurchase fees. Please revise your disclosure or advise why that is not necessary.

21.   Disclosure states that "the Fund may accept all Shares tendered for repurchase by Shareholders who own less than $[1,000,000] worth of Shares and who tender all of their Shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of Shares tendered in connection with required minimum distributions

from an individual retirement account ("IRA") or other qualified retirement plan."
Neither of these actions is consistent with Rule 13e-4(f)(3) under the Exchange Act.
Please delete this disclosure, or revise it to otherwise be in accordance with the cited
rule.

<u>Distributions to Shareholders, page 51</u>

22.   Please disclose that the Fund will inform shareholders of the amount and nature of the
      income or gains distributed to them.

<u>Description of Shares, page 55</u>

23.   Please concisely disclose any other significant attributes of the Shares, including, for
      example, any involuntary redemption provisions and any minimum account balance
      requirement.

<u>Exhibits, page C-1</u>

24.   We note Article 7.4 of the Agreement and Declaration of Trust, regarding involuntary
      redemptions of Shares. If you retain this provision, please revise it so that it is
      consistent with Rule 23c-2 under the Investment Company Act, and provide
      corresponding disclosure in the prospectus.

25.   Please provide us with the legality opinion at least 5 business days in advance of the
      desired effectiveness date.

*   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on
such portions when you complete them in a pre-effective amendment, on disclosures made in
response to this letter, on information supplied in your response letter, or on exhibits added in
any pre-effective amendments.

A response to this letter should be in the form of a pre-effective amendment filed
pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be
accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in
your supplemental letter and briefly state the basis for your position.

We remind you that the Fund and its management are responsible for the accuracy and
adequacy of their disclosures, notwithstanding any review, comments, action, or absence of
action by the staff.

Should you have any questions, please contact me at (202) 551-3503.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Senior Counsel

cc: Michael J. Spratt, Assistant Director, U.S. Securities and Exchange Commission
Keith A. OConnell, Branch Chief, U.S. Securities and Exchange Commission